Exhibit 99.4

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

Date: May 20, 2022

To,

The Secretary/Executive Director

BSE Limited

National Stock Exchange of India Limited

New York Stock Exchange, Inc.

NSE-IFSC Limited

Dear Sir/Madam,

Sub: Newspaper advertisement regarding audited financial results for the quarter and year ended March 31, 2022

Pursuant to Regulation 47 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulation, 2015, as amended, please find enclosed copies of newspaper advertisement regarding the audited financial results of the company for the quarter and year ended March 31, 2022, as published in Business Standard and Andhra Prabha on May 20, 2022.

This is for your information and records

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh
Company Secretary & Compliance Officer

Encl: as above.

Business Standard HYDERABAD | FRIDAY, 20 MAY 2022 7

## GOCL Corporation Limited

CIN: L24292TG1961PLC000876
Registered Office: IDL Road, Kukatpally, Hyderabad-500 072
Ph: 040-23810671-9; Fax: 040-23813860;
Web: www.goclcorp.com; Email id: secretarial@goclcorp.com

**NOTICE TO SHAREHOLDERS**

**Transfer of Equity Shares having Unclaimed Dividend to Investor Education and Protection Fund Authority**

NOTICE is hereby given to the concerned Shareholders of the Company pursuant to the provisions of Section 124(6) of the Companies Act, 2013 ("the Act") read with Investor Education and Protection Fund Authority (Accounting, Audit, Transfer and Refund) Rules, 2016 ("Rules"), as amended to date, the Equity Shares of the Company in respect of which dividend amounts have remained unclaimed for seven consecutive years or more are required to be transferred to Investor Education and Protection Fund Authority ("IEPF").

In compliance with the Rules, individual notices are being sent to all the concerned shareholders whose dividend for the financial year 2014-15 onwards remains unpaid / unclaimed and the full details have been disclosed in the Company's website i.e. www.goclcorp.com. The corresponding shares on which dividends are unclaimed for seven consecutive years will also be transferred as per the procedure set out in the Rules.

If valid claim is not received within 3 months from the publication of this notice, the Company will proceed to transfer the unclaimed dividends and the relevant equity shares in favour of IEPF Authority without any further Notice.

In case any shares are held in physical form and such shares are liable to be transferred IEPF Authority, please note that the Company will issue duplicate share certificate (s) for the purpose of transfer of shares to IEPF Authority as per the rules and upon issue of such duplicate share certificate(s), the original share certificate (s) which stand registered in the name of such shareholders will stand automatically cancelled and be deemed non-negotiable. In case of shares held in demat form, to the extent of shares liable to be transferred shall stand debited from the shareholders' demat account.

Please note that the concerned shareholders can claim both, the unclaimed dividend amount and the shares from the IEPF Authority by making an application in the prescribed Form IEPF-5 online and sending the physical copy of the same, duly signed (as per the specimen signature recorded with the Company), along with requisite documents enumerated in the Form IEPF-5, to the Nodal Officer / Company Secretary. Please also note that no claim shall lie against the Company in respect of shares / unclaimed dividend transferred to IEPF pursuant to the said Rules.

In case of any queries, the shareholders are requested to contact the Company's Registrar and Share Transfer Agents viz., KFin Technologies Limited (Formerly KFin Technologies Private Limited) Unit: GOCL Corporation Limited, Selenium Tower B, Plot Nos. 31 & 32, Financial District, Nanakramguda, Serilingampally Mandal, Hyderabad-500032, Tel: 040 - 67162222, India, E-mail: einward.ris@kfintech.com

For **GOCL Corporation Limited**
Sd/-
A. Satyanarayana
**Company Secretary**

Place : Hyderabad
Date : 19.05.2022

## PHYTO CHEM (INDIA) LIMITED

CIN: L24110TG1989PLC009500
Registered Office : Survey No. 629, Temple Street, Bonthapally 502313, Gummadidala Mandal, Sangareddy Dist. Telangana
Corporate Office : No.8-3-228/23, First Floor, Thaterville, Yousufguda Checkpost, Hyderabad - 500 045. Phone : 040 23557712 / 13

**NOTICE**

Notice is hereby given that pursuant to Regulation 47(1) (a) of SEBI (Listing Obligations & Disclosure Requirements) Regulations, 2015, Meeting of the Board of Directors of M/s Phyto Chem (India) Limited (CIN: L24110TG1989PLC009500) will be held on Saturday the 28th day of May 2022 at 02:00 P.M. at the Corporate Office of the Company 'inter-alia' to consider and take on record the Audited Financial Results of the Company for the Fourth Quarter and Year ended 31st March 2022.

For **Phyto Chem (India) Limited**
**Sd/- Y. Nayudamma**
Managing Director
DIN No: 00077721

Place : Hyderabad
Date : 19-05-2022

## pnb — Punjab National Bank

(A Government of India Undertaking)
Circle SASTRA, Hyderabad, Regency Plaza, Maitri Vihar Area, Gayathri Nagar, Plot No.1, Ameerpet, Hyderabad - 500038 E Mail: cs4712@pnb.co.in

APPENDIX -IV [RULE - 8(1)]

**POSSESSION NOTICE** (for immovable property)

Whereas The undersigned being the authorized officer of **Punjab National Bank** under the Securitization and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002 and in exercise of powers conferred under section 13(12) read with rule 3 of the Security Interest (Enforcement) Rules, 2002 issued a demand notice dated 02.02.2022 calling upon the Borrowers/Guarantors/Mortgagors -**Smt. Rangi Rajya Lakshmi, W/o Kandyala Sudhakar** to repay the amount mentioned in the notice being **Rs.15,69,606.92ps (Rupees fifteen lakhs sixty nine thousand six hundred six and paisa ninty two only)** with further interest and costs from 01.12.2021, less amounts already paid after demand notice, until payment in full within 60 days from the date of receipt of the said notice.

The borrower having failed to repay the amount, notice is hereby given to the borrower and the public in general that the undersigned has taken possession of the property described herein below in exercise of powers conferred on him/her under section 13(4) of the said Act read with rule 8 of the said rules on **16th May, the year 2022**.

The borrower in particular and the public in general are hereby cautioned not to deal with the property and any dealings with the property will be subject to the charge of the Punjab National Bank for an amount of **Rs.15,69,606.92ps (Rupees fifteen lakhs sixty nine thousand six hundred six and paisa ninty two only)** with further interest and costs from 01.12.2021, less amounts already paid after demand notice.

**DESCRIPTION OF THE IMMOVABLE PROPERTY**

All that part and Parcel of Residential Flat having plinth area of 1250 sft. including common area with one car parking area 60 sft, along with undivided and unspecified share of land 39.30 Sq.yards out of 628 Sq.yards, in "SURYA HEIGHTS" Flat bearing No.202, First Floor situated at H.No.1-6-16, Station Road, Near & adjacent & besides LIC office, Opp.Sudarshan Function Hall, Mahaboob Nagar Town & Dist, Telangana State belongs to **Smt. Rangi Rajya Lakshmi and bounded by:** East: Railway Station Road, South: H.No.1-6-14/1A of others, West: H.No. 1-6-16/1 of K.Krishnaiah, North: H.No.1-6-17 of LIC office Building.

Date : 16-05-2022 — Authorized Officer
Place : Hyderabad — Punjab National Bank, Hyderabad

## STATE BANK OF INDIA

OWK BRANCH - 02770, KURNOOL DISTRICT

**DEMAND NOTICE**

**(Under Section 13(2) of Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Act 2002 with Rule (3) of the Security Interest Enforcement Rules, 2002)**

**Whereas** At the request of you, the below mentioned person(s), have been granted by the **STATE BANK OF INDIA, OWK BRANCH -02770, KURNOOL DISTRICT** various credit facilities from time to time by way of financial assistance against various assets creating security interest in favour of the Bank. The particulars of property (ies) mortgaged by you by way of deposit of title deeds creating security interest in favour of the bank are mentioned here under. As you have failed to discharge the debt due to the Bank, by the Borrower. The Said accounts have been transferred to **STATE BANK OF INDIA, OWK BRANCH -02770, KURNOOL DISTRICT** for administrative reasons and therefore, the undersigned is authorized and competent to serve this notice. Your accounts have been classified as **Non Performing Assets on 24.04.2022** as per the guidelines issued by the Reserve Bank of India. As the **Demand Notice Dated 06.05.2022** that was sent by Regd. Post calling upon to discharge the debt due to the Bank was returned by the Postal Department or not received the acknowledgments by bank, this notice is issued.

**A/c. No. 37620244061 HL, 37620299308 Sur, Borrower Name & Address: 1) Thirumalasetty Rama Devi, W/o T.Ramakrishna, 2.Thirumalasetty Ramakrishna, S/o T.Kondaiah,** H.No.5-20, Kummaridoddi Street, Owk Post & Mandal, Kurnool District. **Due Amount: Rs.12,58,884.00+Rs.23,055.00 Aggregating to Rs.12,81,939.00 (Rupees Twelve Lakhs Eighty One Thousand Nine Hundred Thirty Nine Only) as on 06.05.2022** + Future interest with effect from 06.05.2022 at the contractual rate on the aforesaid amount together with incidental expenses, cost, charges, etc.

**DESCRIPTION OF THE IMMOVABLE PROPERTY**

The Constructed House Bearing D.No.5-20 in Sy.No.839/A1A3, Situated at Kummaridoddi Street Owk GP Limits and Mandal SRO of Owk and R.D of Nandyal Kurnool Dist. **Belongs to Thirumalasetty Rama Devi, W/o T.Ramakrishna**, Vide Regd. Gift Deed Doc No. 1953/2017 Date 16.10.2017 Extent : 48.33 Sq.yards. **Boundaries: East:** Mamilla Ramulamma House, **West:** Rastha, **North :** Kasula Anjaneyulu House, **South:** S.Venkata Lakshmamma House.

If you the above mentioned person/s fail to repay the above mentioned amount due by you with future interest and incidental expenses, costs as stated above in terms of this notice under Section 13(2) of SARFAESI Act, Within **60 days** from the date of this notice the Bank will exercise all or any of the rights detailed under Section 13(4) of SARFAESI Act and other applicable provisions of the said Act. This notice is without prejudice to the Bank's right to initiate such other actions or legal proceedings, as it deem necessary under any other Provision of Law.

Place: Owk, Date: 19.05.2022 — Sd/- Authorised Officer, State Bank of India

## Reliance Asset Reconstruction Company Ltd.

Registered Office: 11th Floor, North Side, R-Tech Park, Western Express Highway, Goregaon (East), Mumbai-400063.

**DEMAND NOTICE UNDER SECTION 13 (2) OF THE SARFAESI ACT, 2002**

The below mentioned borrowers availed various credit facilities from Indian Bank. As the borrowers have failed to maintain the financial discipline, the loan account has been classified as **Non-performing asset (NPA) by Indian Bank on 30.07.2015** in accordance with the guidelines issued by Reserve Bank of India. Indian Bank vide Assignment Agreement dated 28.09.2018 assigned the financial assets of following borrowers along with all its right, title and interest together with all underlying security interests in favor of **Reliance Asset Reconstruction Company Limited** as trustee of RARC 052 (IB Retail) Trust.

Pursuant to the said assignment the undersigned authorized officer in exercise of powers conferred u/s 13(2) of the said Act r/w Rule 3 of the Security Interest (Enforcement) Rules, 2002 had sent the **demand notices dated 24.01.2022** through registered post, thereby calling upon the borrowers to repay the entire outstanding mentioned in said notices with further interest thereon within a period of 60 days from the date of Notice. However, as demand notices could not be served on the parties mentioned below, the same is hereby served upon the borrowers by way of alternative mode of service.

**Details are as follows:-**

**Name & Address of Borrower/ Guarantors/ Mortgagors etc.: 1) M/s V V E S Infratech Pvt Ltd.,** Second Floor, Meghana Towers, Upstairs of MORE S uper Market, Gurudwara Junction, Visakhapatnam-530013. **2) Mrs. Gorapalli Venkata Prasanthi,** Door No.50-121-58, Balaji Hills, Visakhapatnam-530013. **3) Mr. Gorapalli Vasudeva Rao,** Door No.50-121-58, Balaji Hills, Visakhapatnam-530013. **4) Mr. Damera Suryanarayana Murthy, S/o Venugopala Rao,** Flat No.506, Vijaya Jyothi Arcade, Old Dairy Farm, Visakhapatnam-530013.

**Amount Outstanding (Rs.): Rs.1,45,81,922.30 (Rupees One Crore Forty Five Lakh Eighty One Thousand Nine Hundred Twenty Two and Thirty Paise)** outstanding as on 24/01/2022 with future interest thereon till the date of realization, within a period of sixty (60) days from the date of this notice.

**Details of Secured Assets:-** EM of Vacant land of 1210 Sq.Yds in S.No.329/5 situated in Madhura Thimmapuram Village, Kapuluppada, Bheemunipatnam Mandal, Visakhapatnam District. **Boundaries of landed property: East:** Vizag to Bheemili Beach Road, **West:** Remaining land of the Vendors, **North:** Gollala Konda Road - Banjaru, **South:** Remaining land of the vendors.

In case of failure to repay the aforesaid entire outstanding amount within a period of 60 days from the date of this paper publication, the undersigned shall be constrained to enforce the above secured assets under the provisions of SARFAESI Act.

Please note that as per Section 13 (13) of the said Act, you are restrained from dealing with or transferring any of the secured assets referred to herewith, whether by way of sale, lease or otherwise. Any contravention of this provision is an offence and punishable under SARFAESI Act.

Place: Andhra Pradesh, Date: 19-05-2022 — Sd/- Authorised Officer

## बैंक ऑफ इंडिया Bank of India BOI

**HYDERABAD LARGE CORPORATE BRANCH**
10-1-1199/2, 1st Floor, PTI Building, A.C.Guards, Masab Tank, Hyderabad.
Ph: 040-2333 3282 / 95, E-mail : lcb.hyderabad@bankofindia.co.in

**E-AUCTION SALE NOTICE UNDER SARFAESI ACT, 2002 & RULES FRAMED THEREUNDER**

Notice is hereby given to the public in general, in particular to the below mentioned **Borrower** that the below described **immovable property mortgaged** charged to the Secured Creditor, physical possession of which has been taken by the Authorised Officer of Secured Creditor and will be sold on **"As is where is", "As is what is" and "whatever there is" basis on 07.06.2022** for recovery of bank dues of secured creditor, which is due and recoverable from under mentioned **Borrower. The Reserve price/Earnest Money are as mentioned hereunder.**
**The Description of the immovable property as under with known encumbrances, if any.**

**Date & Time of Sale: 07.06.2022 From 11.00 AM to 5.00 PM** (With unlimited extension of 10 minutes duration till the sale is concluded)

[illegible]

| S. No. | Name & Address of the Borrower, Total Dues with further interest, Date of Demand Notice [U/s 13(2)], Date of Possession [U/s 13(4)] | Description of the Immovable Properties |
|---|---|---|
| 1 | **Transstroy India Ltd., Rep by The Liquidator,** 5-91-25 4th line Lakshmipuram, Lakshmipuram, Guntur -522007, Andhra Pradesh. **Transstroy India Ltd., Rep by The Liquidator C/o EY Restructuring LLP,** The Skyview 10 18th Floor, Zone A Survey No.83/1, Raidurgam, Hyderabad -500032. **Amount Due: Rs. 3,12,11,25,062/-** (Rupees Three Hundred and Twelve Crores Eleven Lacs Twenty Five Thousand and Sixty Two i.e. Fund based O/s Rs.2,32,87,21,479.07 + Non fund based O/s Rs.79,24,03,583/-) plus interest @ 15.35% with monthly rests from 01.01.2016. **Date of Demand Notice : 11.04.2016. Date of Possession Notice: 04.09.2021.** | **Item No.1:** 0.73 Acres Land bearing Survey No.374-1G in S.V. Puram, Vadamalpet Mandal, Chittoor District, Bounded by: **North:** Crop Canal of Vadamala Tank, **South:** Land belongs to Y. Chengaiah, **East:** Land belongs to Pothuguntla Munirathnam Naidu, **West:** Crop Canal of Vadamala Tank. **Item No.2:** 0.17 Acres Land bearing Survey No.374-1B in S.V. Puram, Vadamalpet Mandal, Chittoor District. **Bounded by: North:** Land belongs to Legal heir of Late Nagamma, **South:** Land belongs to Jana Subbaiah and D. Subramanyam, **East:** Land belongs to P.Munirathnam Naidu and Jana Nagaiah, **West:** Vanava Canal of Vadamala Tank. **Item No.3:** 0.36 Acres Land bearing Survey No.374-2B in S.V. Puram, Vadamalpet Mandal, Chittoor District. **North:** Land belonging to D. Mani, **South:** Land belonging to Rangaiah, **East:** Land belonging to K. Subbarama Raju, **West:** Land belonging to Jana Chinnabba. **Item No.4:** 1-22.5 and 0-17.5 Acres land bearing survey no 374-1C and Survey No 374-1BB respectively in in S.V. Puram, Vadamalpet Mandal, Chittoor. **North:** Road to Lakshmipuram, **South:** Polimera land of Janavari Kotala Village, **East:** Land acquired by Government for road widening, **West:** Land belonging to Jana Chinnabba and Subramanyam. **Item No.5:** 0.65 Acres Land bearing Survey No.374-1H in S.V. Puram, Vadamalpet Mandal, Chittoor District. **North:** Land belonging to D Subramanyam, **South:** Outskirts land of SV Puram, **East:** Land acquired by Government for road widening, **West:** Land belonging to D Subramanyam. **Item No.6:** 1.88 Acres Land bearing Survey No.374-1F in S.V. Puram, Vadamalpet Mandal, Chittoor District. **North:** Road-Lakshmipuram, **South:** Land belongs to Chinnabba, **East:** Land belongs to D. Subramanyam, **West:** Outer line of Gandhapu Harijanavada. **Item No.7:** 1.92 Acres land bearing Survey No.374-1D in S.V. Puram, Vadamalpet Mandal, Chittoor District. **North:** Land belongs to Chinnabba, **South:** Land belongs to D. Subramanyam, **East:** Land acquired by Government for road widening, **West:** Outer line of Gandhapu Harijanavada. **Item No.8:** 0.56 Acres Land bearing Survey No.374-2A in S.V. Puram, Vadamalpet Mandal, Chittoor District. **North:** Land belonging to D Manmala, **South:** Land belonging to Bangaraya, **East:** Land belonging to Subarama Raju, **West:** Land belonging to Jana Chinnaba. **Item No.9:** 1.64 Acres of Land in Survey No.374-1E in S.V. Puram, Vadamalpet Mandal, Chittoor District. **North:** Land belonging to K.Subramanyam, **South:** Land belonging to Indiranamma, **East:** Land belonging to D Subramanyam, **West:** Land belonging to Gandhapu Harijanavada. |

**Possession type: Physical, Reserve Price: Rs.9,41,00,000/-, EMD: Rs. 94,10,000/-, Bid Increase Amount: Rs. 2,00,000/-**

[illegible]

Date: 19.05.2022, Place: Hyderabad / Chittoor — Sd/- Authorised Officer, Bank of India

## COROMANDEL AGRO PRODUCTS AND OILS LTD.

[illegible]

**NOTICE OF BOARD OF DIRECTORS MEETING**

Pursuant to Regulation 29(1) (a) of SEBI (LODR) Regulations, 2015 notice is hereby given that the Meeting No. 1/2022-23 of Board of Directors of the Company will be held on **Friday 27th May, 2022 at 11.00 A.M.** at CAPOL Mill Premises, Ganapavaram, Guntur District, A.P to consider inter alia the Audited financial results for the quarter/year ended 31st March, 2022, and to consider recommendation of Final Dividend if for the Financial year ended 31st March, 2022.

For Coromandel Agro Products & Oils Ltd.
Place: Hyderabad Sd/- [illegible]
Date: 19.05.2022 Whole Time Director [illegible]

## PUBLIC NOTICE

Take notice that I am concerned for my Client T Sachin Kumar s/o T Gangadhar Age 40 purchasing an house Plot No.3 a Survey No. 107 ( Part admeasuring 253 sq. Yds ) situated at Trilinga Colony, Tirumalgiri, Hyderabad 500008. Mr.B.Ramesh Kumar S/o B. Narayana age 61 years is the owner and it is his self acquired property who has two sons is selling the above mentioned house to my client. Either the sons or any person claiming under the ownership of Mr B Ramesh has no right what so ever for the below mentioned property. So this is to inform every person at large that whoever claiming to be legal heir or legal representative to the below mentioned property may come forward with authenticated document within a week of this publication and any claim there after will not be entertained so kindly take note of.

Sd/-
T Gangadhar,
Advocate, Hyderabad.

## CORAL INDIA FINANCE AND HOUSING LIMITED

CIN No.: L67190MH1995PLC084306
Regd. Office: 4th Floor, Dalamal House, J B Marg, Nariman Point, Mumbai - 400021
Tel No.: 022-2285 3910/11, Fax No.: 022-22825753 | Website: www.coralhousing.in | Email: cs@coralhousing.in

**EXTRACT OF AUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED 31ST MARCH, 2022**

(₹ in Lakhs except figures of EPS)

| Sr. No. | Particulars | Quarter ended 31.03.2022 (Audited) | Year ended 31.03.2022 (Audited) | Year ended 31.03.2021 (Audited) |
|---|---|---|---|---|
| 1 | Total income from operations (net) | 806.36 | 2,732.78 | 2001.43 |
| 2 | Net Profit / (Loss) for the period (before Tax, Exceptional and/or Extraordinary items*) | 635.37 | 2,196.97 | 1570.41 |
| 3 | Net Profit / (Loss) for the period before tax (after Exceptional and/or Extraordinary items*) | 635.37 | 2,196.97 | 1570.41 |
| 4 | Net Profit / (Loss) for the period after tax (after Exceptional and/or Extraordinary items*) | 450.35 | 1,737.10 | 1297.18 |
| 5 | Total Comprehensive Income for the period [Comprising profit/ (loss) for the period (after tax) and Other Comprehensive Income (after tax)] | 230.01 | 1,692.68 | 3,064.28 |
| 6 | Equity Share Capital (Face value of ₹ 2 each) | 806.04 | 806.04 | 806.04 |
| 7 | Reserves (excluding Revaluation Reserve) as shown in the Audited Balance Sheet of previous year | - | 13,394.71 | 11,903.52 |
| 8 | Earnings Per Share (Face Value of ₹ 2 each) for continuing and discontinued operations)- | | | |
| | 1. Basic | 1.12 | 4.31 | 3.22 |
| | 2. Diluted | 1.12 | 4.31 | 3.22 |

**Note:**

1. The above is an extract of the detailed format of Audited Standalone Financial Results for the quarter and Year ended 31st March, 2022 filed with the Stock Exchanges on May 19, 2022 under Reg. 33 of SEBI (Listing Obligations & Disclosure Requirements) Regulations, 2015. The full format of the Audited Standalone Financial Results are available on the stock exchange website (www.bseindia.com), (www.nseindia.com) and the company website (www.coralhousing.in).
2. The Financial Results of the company for the quarter and year ended 31st March, 2022 have been reviewed and recommended by the Audit Committee and approved by the Board of Directors at their respective meetings held on May 19, 2022 and the Audit of the same has been carried out by the Statutory Auditor.
3. The figures for the previous periods have been regrouped/rearranged wherever necessary to conform to the current periods classification in order to comply with the requirements of the amended Schedule III to the Companies Act, 2013 effective from April 01, 2021.
4. The Board of Directors have recommended 15% Dividend of ₹ 0.30 on equity share of face value of ₹ 2/- each for the year 2021-22 subject to approval by the Shareholders of the Company in the ensuing Annual General Meeting.
5. The main activities of the Company includes Investment & Constructions.

**For Coral India Finance and Housing Limited**
**Sd/-**
**Navin B. Doshi**
**Managing Director**

**Date : May 19, 2022**
**Place : Mumbai**

## TGV SRAAC LIMITED

Registered Office: Gondiparla, Kurnool - 518 004 (A.P) CIN: L24110AP1981PLC003077,
Web: www.tgvgroup.com, Ph No.: 08518-280006/7/8, Fax No.: 08518-280098

**AUDITED FINANCIAL RESULTS FOR THE QUARTER/YEAR ENDED 31ST MARCH, 2022**

(Rs. in Lakhs)

| Particulars | Quarter ended 31-03-2022 Audited | Quarter ended 31-12-2021 Un-Audited | Quarter ended 31-03-2021 Audited | Year ended 31-03-2022 Audited | Year ended 31-03-2021 Audited |
|---|---|---|---|---|---|
| Total Income from Operations | 53,764 | 43,674 | 25,947 | 1,53,234 | 1,01,860 |
| Net Profit for the period (before taxes, Exceptional and /or Extraordinary items) | 10,616 | 6,419 | 906 | 20,880 | 4,810 |
| Net Profit for the period before tax(after Exceptional and/or Extraordinary items) | 10,616 | 6,419 | 906 | 20,880 | 4,810 |
| Net Profit for the period after tax (after Exceptional and/or Extraordinary items) | 6,840 | 4,136 | 237 | 13,417 | 2,895 |
| Total Comprehensive Income for the period (Comprising Profit for the period (after tax) and Other Comprehensive Income (after tax)) | 6,582 | 4,126 | 441 | 13,330 | 3,507 |
| Paid-up Equity Share Capital (Face Value of Rs.10/- per share) | 10,713 | 10,713 | 10,713 | 10,713 | 10,713 |
| Earnings per Equity share (for continuing operations) | | | | | |
| (a) Basic (Rs.) | 6.38 | 3.87 | 0.24 | 12.56 | 2.79 |
| (b) Diluted (Rs.) | 6.38 | 3.87 | 0.24 | 12.56 | 2.79 |
| Earnings per Equity share (for Discontinuing operations) | | | | | |
| (a) Basic (Rs.) | 0.01 | (0.01) | (0.02) | (0.03) | (0.07) |
| (b) Diluted (Rs.) | 0.01 | (0.01) | (0.02) | (0.03) | (0.07) |
| Earnings per Equity share(for Continuing and Discontinuing operations) | | | | | |
| (a) Basic (Rs.) | 6.39 | 3.86 | 0.22 | 12.53 | 2.72 |
| (b) Diluted (Rs.) | 6.39 | 3.86 | 0.22 | 12.53 | 2.72 |

**Note:**

1. The above is an extract of the detailed format of audited financial results for the 4th Quarter /Year ended 31st March,2022 filed with the Bombay Stock Exchange under Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015. The full format of the above Quarterly /year ended audited financial results are available on the Stock Exchange website www.bseindia.com and Company's website www.tgvgroup.com.
2. The statutory auditors have audited the above financial results for the 4th Quarter/Year ended 31st March, 2022.
3. The above audited financial results for the 4th Quarter/Year ended 31st March, 2022 were reviewed by the Audit Committee and approved by the Board of Directors at their respective meetings convened through other audio visual means, held on 19th May, 2022.
4. The company has been availing power from AP Gas Power Corporation Ltd., (APGPCL) against which State Power Distribution Company of AP Ltd., (APSPDCL) is not extending credit for reason of certain disputes full quantity of power supplied by APGPCL in their bills raised to the company. Though, the company has disputed bills raised by APSPDCL, as on the date of reporting the company assessed that there is high probability that outflow of resources will be required to settle these obligations. Hence, the company has recognized Rs.3288.08 lakhs under power and fuel expenses for the period from 1st April, 2021 to 31st March,2022.
5. The figures of last quarter ended on 31.03.2022/31.03.2021, are the balancing figures between audited figures in respect of full financial year and unaudited published year to date figures upto the 3rd quarter ended on 31.12.2021/31.12.20 respectively.
   The figures for the corresponding previous year/ quarter have been restated/ regrouped and reclassified, wherever necessary to confirm with the current year/ quarter presentation.

**By Order of the Board**
**For TGV SRAAC LIMITED**
**Sd/-**
**(K.KARUNAKAR RAO)**
**EXECUTIVE DIRECTOR & CEO**
**(DIN : 02031367)**

Place: Kurnool
Date : 19th May, 2022

## Dr.Reddy's

**Extract of audited financial results of Dr. Reddy's Laboratories Limited and its subsidiaries for the quarter and year ended 31 March 2022 prepared in compliance with Indian Accounting Standards**

All amounts in Indian Rupees millions

| Sl. No. | Particulars | Consolidated: Quarter ended 31.03.2022 (Audited) | Consolidated: Quarter ended 31.03.2021 (Audited) | Consolidated: Year ended 31.03.2022 (Audited) | Consolidated: Year ended 31.03.2021 (Audited) |
|---|---|---|---|---|---|
| 1 | Total Revenue from Operations | 54,749 | 47,682 | 215,452 | 190,475 |
| 2 | Net Profit for the period (before Tax, Exceptional and/or Extraordinary items) | 2,589 | 8,152 | 30,614 | 28,835 |
| 3 | Net Profit for the period before tax (after Exceptional and/or Extraordinary items) | 2,589 | 8,152 | 30,614 | 28,835 |
| 4 | Net Profit for the period after tax (after Exceptional and/or Extraordinary items) | 970 | 5,573 | 21,825 | 19,516 |
| 5 | Total Comprehensive Income for the period | 470 | 6,365 | 18,927 | 24,916 |
| 6 | Equity Share Capital | 832 | 832 | 832 | 832 |
| 7 | Reserves (excluding Revaluation Reserve) | | | 191,292 | 175,595 |
| 8 | **Earnings per share (in Rupees) per Rs. 5/- share** | | | | |
| | Basic | 5.84 | 33.61 | 131.57 | 117.67 |
| | Diluted | 5.83 | 33.51 | 131.21 | 117.34 |

| Sl. No. | Particulars | Standalone: Quarter ended 31.03.2022 (Audited) | Standalone: Quarter ended 31.03.2021 (Audited) | Standalone: Year ended 31.03.2022 (Audited) | Standalone: Year ended 31.03.2021 (Audited) |
|---|---|---|---|---|---|
| 1 | Total Revenue from Operations | 36,687 | 33,507 | 144,052 | 133,491 |
| 2 | Net Profit for the period (before Tax, Exceptional and/or Extraordinary items) | 5,667 | 4,569 | 22,238 | 30,562 |
| 3 | Net Profit for the period before tax (after Exceptional and/or Extraordinary items) | 5,667 | 4,569 | 22,238 | 30,562 |
| 4 | Net Profit for the period after tax (after Exceptional and/or Extraordinary items) | 4,197 | 3,115 | 16,232 | 21,864 |
| 5 | Total Comprehensive Income for the period | 4,787 | 3,053 | 16,745 | 22,405 |
| 6 | Equity Share Capital | 832 | 832 | 832 | 832 |
| 7 | Reserves (excluding Revaluation Reserve) | | | 182,530 | 169,005 |
| 8 | **Earnings per share (in Rupees) per Rs. 5/- share** | | | | |
| | Basic | 25.29 | 18.78 | 97.85 | 131.84 |
| | Diluted | 25.24 | 18.73 | 97.58 | 131.46 |

Notes:

1. The above is an extract of the detailed format of Quarterly Financial Results filed with the Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Financial Results are available on the Stock Exchanges website: www.bseindia.com and www.nseindia.com and also on the Company's website: www.drreddys.com.
2. The audited results have been reviewed by the Audit Committee of the Board at their meeting held on 18 May 2022 and approved by the Board of Directors of the Company at their meeting held on 19 May 2022.

By order of the Board
For Dr. Reddy's Laboratories Limited

KUMAR BANDH SINGH
Digitally signed

G V Prasad
Co-Chairman & Managing Director

Place : Hyderabad
Date : 19 May 2022

శుక్రవారం 20 మే 2022 ఆంధ్రప్రభ హైదరాబాద్ 5

# జూన్ 20లోపు ఇంటర్ ఫలితాలు!

TELANGANA STATE BOARD
OF INTERMEDIATE EDUCATION

# ఎంసెట్ దరఖాస్తుకు 28 వరకు గడువు

# హస్తం పార్టీలో త్వరలోనే పదవుల పందేరం

## ఇంటికో బీర్... వీధికో బార్.. ఇదే కేసీఆర్ దర్బార్

గ్రామాలకు నేరుగా కేంద్రం నిధులిస్తే..

# సీఎం కేసీఆర్‌కు ఏం ఇబ్బంది?

గురుకుల కాలేజీల్లో ప్రవేశాలకు

## 22 వరకు గడువు

## నేడు తెలంగాణలో పవన్ కల్యాణ్ పర్యటన

## పలువురు డీఎస్పీల బదిలీ

**PHYTO CHEM (INDIA) LIMITED**

**NOTICE**

Notice is hereby given that pursuant to Regulation 47(1) (a) of SEBI (Listing Obligations & Disclosure Requirements) Regulations, 2015, Meeting of the Board of Directors of M/s Phyto Chem (India) Limited will be held on Saturday the 28th day of May 2022 at 02:00 P.M. at the Corporate Office of the Company 'inter-alia' to consider and take on record the Audited Financial Results of the Company for the Fourth Quarter and Year ended 31st March 2022.

Place : Hyderabad
Date : 19-05-2022

For Phyto Chem (India) Limited
Sd/- Y. Nayudamma
Managing Director

**Dr.Reddy's**

Extract of audited financial results of Dr. Reddy's Laboratories Limited and its subsidiaries for the quarter and year ended 31 March 2022 prepared in compliance with Indian Accounting Standards

All amounts in Indian Rupees millions

| Sl. No. | Particulars | Consolidated Quarter ended 31.03.2022 (Audited) | Quarter ended 31.03.2021 (Audited) | Year ended 31.03.2022 (Audited) | Year ended 31.03.2021 (Audited) |
|---|---|---|---|---|---|
| 1 | Total Revenue from Operations | 54,749 | 47,682 | 215,452 | 190,475 |
| 2 | Net Profit for the period (before Tax, Exceptional and/or Extraordinary items) | 2,589 | 8,152 | 30,614 | 28,835 |
| 3 | Net Profit for the period before tax (after Exceptional and/or Extraordinary items) | 2,589 | 8,152 | 30,614 | 28,835 |
| 4 | Net Profit for the period after tax (after Exceptional and/or Extraordinary items) | 970 | 5,573 | 21,825 | 19,516 |
| 5 | Total Comprehensive Income for the period | 470 | 6,365 | 18,827 | 24,916 |
| 6 | Equity Share Capital | 832 | 832 | 832 | 832 |
| 7 | Reserves (excluding Revaluation Reserve) | | | 191,292 | 175,585 |
| 8 | Earnings per share (in Rupees) per Rs. 5/- share | | | | |
| | Basic | 5.84 | 33.61 | 131.57 | 117.67 |
| | Diluted | 5.83 | 33.51 | 131.21 | 117.34 |

| Sl. No. | Particulars | Standalone Quarter ended 31.03.2022 (Audited) | Quarter ended 31.03.2021 (Audited) | Year ended 31.03.2022 (Audited) | Year ended 31.03.2021 (Audited) |
|---|---|---|---|---|---|
| 1 | Total Revenue from Operations | 36,687 | 33,507 | 144,052 | 133,491 |
| 2 | Net Profit for the period (before Tax, Exceptional and/or Extraordinary items) | 5,667 | 4,569 | 22,238 | 30,562 |
| 3 | Net Profit for the period before tax (after Exceptional and/or Extraordinary items) | 5,667 | 4,569 | 22,238 | 30,562 |
| 4 | Net Profit for the period after tax (after Exceptional and/or Extraordinary items) | 4,197 | 3,115 | 16,232 | 21,864 |
| 5 | Total Comprehensive Income for the period | 4,787 | 3,053 | 16,745 | 22,435 |
| 6 | Equity Share Capital | 832 | 832 | 832 | 832 |
| 7 | Reserves (excluding Revaluation Reserve) | | | 142,530 | 169,005 |
| 8 | Earnings per share (in Rupees) per Rs. 5/- share | | | | |
| | Basic | 25.29 | 18.76 | 97.65 | 131.84 |
| | Diluted | 25.24 | 18.73 | 97.58 | 131.46 |

Notes:
1 The above is an extract of the detailed format of Quarterly Financial Results filed with the Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Financial Results are available on the Stock Exchanges website: www.bseindia.com and www.nseindia.com and also on the Company's website: www.drreddys.com.
2 The audited results have been reviewed by the Audit Committee of the Board at their meeting held on 18 May 2022 and approved by the Board of Directors of the Company at their meeting held on 19 May 2022.

By order of the Board
For Dr. Reddy's Laboratories Limited

Place : Hyderabad
Date : 19 May 2022

G V Prasad
Co-Chairman & Managing Director

**Dr. REDDY'S LABORATORIES LIMITED**
Regd. Office: 8-2-337, Road No.3, Banjara Hills, Hyderabad - 500 034, Telangana, India
CIN: L85195TG1984PLC004507, Tel: 91 40 4900 2900, Fax: 91 40 4900 2999
email: shares@drreddys.com, website: www.drreddys.com

KUMAR RANDHIR SINGH
Digitally signed by KUMAR RANDHIR SINGH

**GLAND PHARMA LIMITED**
Regd. Office: Survey No. 143-148, 150 & 151, Near Gandimaisamma 'X' Roads, D.P. Pally, Dundigal, Dundigal-Gandimaisamma Mandal, Medchal-Malkajgiri District, Hyderabad - 500 043, Telangana, India. CIN: L24239TG1978PLC002276 Tel: +91 84556 99999
Website: www.glandpharma.com; email: investors@glandpharma.com

మార్చి 31, 2022తో ముగిసిన త్రైమాసిక మరియు సంవత్సరం కొరకు ఆడిట్ చేసిన కన్సాలిడేటెడ్ ఆర్థిక ఫలితాల యొక్క సారాంశం

| [illegible] | ముగిసిన త్రైమాసికం 31-మార్చి-22 | 31-డిసెంబరు-21 | 31-మార్చి-21 | ముగిసిన సంవత్సరం 31-మార్చి-22 | 31-మార్చి-21 |
|---|---|---|---|---|---|
| [illegible] | 11,030.14 | 10,633.25 | 8,877.48 | 44,007.08 | 34,628.76 |
| [illegible] | 3,804.84 | 3,655.63 | 3,489.43 | 16,185.52 | 13,348.10 |
| [illegible] | 2,859.02 | 2,730.29 | 2,604.09 | 12,116.64 | 9,969.63 |
| [illegible] | 2,856.29 | 2,739.22 | 2,607.55 | 12,112.06 | 9,960.91 |
| [illegible] | 164.30 | 164.30 | 163.59 | 164.30 | 163.59 |
| [illegible] | | | | 71,411.91 | 58,868.83 |
| [illegible] | 17.40 | 16.62 | 15.93 | 73.81 | 63.07 |
| [illegible] | 17.36 | 16.62 | 15.88 | 73.64 | 62.99 |

| [illegible] | ముగిసిన త్రైమాసికం 31-మార్చి-22 | 31-డిసెంబరు-21 | 31-మార్చి-21 | ముగిసిన సంవత్సరం 31-మార్చి-22 | 31-మార్చి-21 |
|---|---|---|---|---|---|
| [illegible] | 11,030.14 | 10,633.25 | 8,877.48 | 44,007.08 | 34,628.76 |
| [illegible] | 3,805.58 | 3,659.18 | 3,489.85 | 16,190.43 | 13,348.52 |
| [illegible] | 2,859.76 | 2,733.84 | 2,604.51 | 12,121.55 | 9,970.05 |

(www.glandpharma.com) (www.nseindia.com) (www.bseindia.com)

For and on behalf of the Board
Gland Pharma Limited
Sd/-
Srinivas Sadu
Managing Director and CEO
DIN No. 06900659

Hyderabad
May 19, 2022